UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, March 29, 2016

Messrs,
Superintendencia del Mercado de Valores – SMV
Present.-

Reference: Relevant Information Communication

Dear Sirs:
Hereby we inform as a Relevant Information Communication that the Annual Shareholder’s meeting held on March 29, 2016 at 3.30 p.m. (Peruvian time), approved by majority vote the following:
1.	Annual Report, Annual Corporate Governance Report and Audited Individual and Consolidated Financial Statements for Fiscal Year 2015.
These documents can be found on the Securities Market Superintendence (www.smv.gob.pe), in the Lima Stock Exchange (www.bvl.com.pe) and on the company’s web page www.granaymontero.com.pe, specifically on the Investor Relations section, under the “Corporate Governance” and “Reports” subdivisions.
2.	Application of Profits for Fiscal Year 2015
a.
Distribute S/. 30’853,485.30 as dividends. As a consequence, the factor of 0.046743895 on a total share amount of 660´053,790 of a nominal value of S/. 1.00 each one, in order to determine the amount cash dividends that shareholders of common stock will receive for each share they hold at the time of registration, will be applied. For calculation effects, each ADS represents five shares.

b.	Determine April 21, 2016 as the Register date and April 28, 2016 as Dividend Delivery Date
3.	Precision and Ratification of the Dividend Policy
4.	Board Meeting Attendance Fees
5.	Appointment of Gaveglio, Aparicio y Asociados Sociedad Civil de Responsabilidad Limitada as External Auditors for Fiscal Year 2016
6.	Adjustments of the Regulations for Shareholder Meetings

Sincerely,

____________________
/s/ Dennis Gray Febres
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ DENNIS GRAY FEBRES

Name: Dennis Gray Febres

Title: Stock Market Representative

Date: March 29, 2016